Exhibit 1

MIND CTI Reports Fourth Quarter and Full Year 2018 Results

*Board Declares Cash Dividend

* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, March 4, 2019 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for the fourth quarter and year ended December 31, 2018.

The following will summarize our business in the fourth quarter of 2018 and provide a more detailed review of the financial results for the quarter and for the full year. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights of Q4 2018

●	Revenues of $4.5 million, similar to revenues in the fourth quarter of 2017.
●	Operating income was $1.5 million, compared to $1.1 million in the fourth quarter of 2017.
●	Net income of $1.4 million or $0.07 per share, compared to $1.6 million (including a one-time decrease of $0.7 million in taxes on income) or $0.08 per share in the fourth quarter of 2017.
●	Cash flow from operating activities was $0.5 million, compared to $0.8 million in the fourth quarter of 2017.

Financial Highlights of Full Year 2018

●	Revenues of $18.1 million, same as in 2017.
●	Operating income was $5.3 million, or 30.0% of revenue, compared to $4.7 million, or 25.9% of revenue, in 2017.
●	Net income of $5.1 million, or $0.27 per share, compared to $5.6 million, or $0.29 per share in 2017. Net income in 2017 includes a one-time net capital gain of $0.9 million.
●	Cash flow from operating activities was $4.4 million, compared to $2.7 million in 2017.
●	Cash position of approximately $16 million as of December 31, 2018.

As of December 31, 2018, we had 221 employees, compared to 240 as of December 31, 2017.

Monica Iancu, MIND CTI’s President and Chief Executive Officer commented: “Our flat 2018 revenues reflect the expected and previously announced negative impact of a few customers under maintenance or SaaS agreements that decided to exit their business, offset by increased orders from other existing customers. We continue to be challenged by the shrinking relevant telecom markets and strong competition. We expect additional terminations of maintenance agreements in 2019 that will have a negative impact on our revenue and profitability in 2019. We believe that we made the necessary adjustments to our workforce to prepare for this. As previously announced, during our over twenty years of operation, we have experienced similar market trend changes and we executed successfully in shifting our focus towards new opportunities.”

Revenue Distribution for Q4 2018

Revenues in the Americas represented 75%, revenues in Europe represented 16% and revenues in Israel represented 5% of our total revenues.

Revenues from our customer care and billing software totaled $3.8 million, or 86% of total revenues, while revenues from our enterprise call accounting software were $0.6 million, or 14% of total revenues.

Revenues from licenses were $0.3 million, or 7% of total revenues, while revenues from maintenance and additional services were $4.1 million, or 93% of total revenues.

Revenue Distribution for Full Year 2018

Revenues in the Americas represented 72%, revenues in Europe represented 18% and revenues in Israel represented 5% of our total revenues.

Revenues from our customer care and billing software totaled $14.9 million, or 82% of total revenues, same as in 2017. Revenues from our unified communications analytics and call accounting solutions for enterprises were $3.2 million, or 18% of total revenue, same as in 2017.

Revenues from licenses were $2.4 million, or 13% of total revenues, compared with $2.5 million, or 14% of total revenues in 2017, while revenues from maintenance and additional services were $15.7 million, or 87%, compared with $15.6 million or 86% of total revenues in 2017.

2018 Follow-on Orders

We continually invest in updating our technology and enhancing our products and always strive to maintain the highest level of support possible in order to achieve customer satisfaction.

Over the years, our follow-on orders consisted mainly of specific customizations for new functionalities, license increases and additional professional services.

During the last two years, however, our follow-on orders consisted mainly of upgrades to the new versions of our platforms, specific enhancements performed with Agile teams and license increases.

Dividend Distribution

Since July 2003, when we first adopted a dividend policy, according to which we declare, subject to specific Board approval and applicable law, a dividend distribution once per year, we have distributed 15 annual dividends and one special dividend. We continue to believe that our annual dividends enhance shareholders value and we plan to continue with annual distributions.

Taking into consideration our dividend policy and the remaining cash after the distribution, our Board declared on March 4, 2019 a gross dividend of $0.26 per share. The record date for the dividend will be March 18, 2019 and the payment date will be March 28, 2019. Tax will be withheld at a rate of 20%.

Update on Pursuit of Acquisitions

Following our previous elucidations on our pursuit for potential targets for acquisition, we wish to update that we made some additional progress with a small company that meets our criteria. We hope that the lengthy process of evaluation and negotiations will be successful. If we reach an agreement, we will announce it before the end of March 2019.

AGM

MIND also announced today that its 2019 Annual General Meeting of Shareholders will be held on Sunday, May 26, 2019 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 2069202, Israel.

Shareholders of record at the close of business on April 23, 2019 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

The agenda of the meeting is as follows:

(i)	to re-appoint Brightman Almagor Zohar (member of Deloitte Touche Tohmatsu), as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve an amendment to the Compensation Policy for the Company’s officers and directors with respect to D&O Insurance, Exculpation and Indemnification and to approve the D&O insurance policy terms accordingly;

(iii)	to re-elect Ms. Monica Iancu as a Class I director of the Company until the close of 2022 Annual General Meeting of Shareholders of the Company;

(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2018.

About MIND

MIND C.T.I. Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Year
	Ended December 31,		Ended December 31,
	2018	2017	2018	2017
	U.S. dollars in thousands (except per share data)

Revenues	$4,458	$4,492	$18,135	$18,062
Cost of revenues	1,288	1,803	6,146	7,033
Gross profit	3,170	2,689	11,989	11,029
Research and development expenses	948	823	3,747	3,417
Selling and marketing expenses	253	306	1,268	1,250
General and administrative expenses	493	432	1,624	1,676
Operating income	1,476	1,128	5,350	4,686
Gain on disposal of a subsidiary	-	-		893
Financial income – net	77	67	222	630
Income before taxes on income	1,553	1,195	5,572	6,209
Taxes on income (tax benefit)	113	(379)	438	597
Net income	$1,440	$1,574	$5,134	$5,612

Earnings per share-basic and diluted	$0.07	$0.08	$0.27	$0.29
Weighted average number of shares used in computation of earnings per share - in thousands:
Basic	19,404	19,302	19,344	19,292
Diluted	19,467	19,593	19,561	19,559

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,	December 31,
	2018	2017
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$2,739	$5,014
Short-term bank deposits	8,714	6,102
Marketable securities	4,352	5,878
Accounts receivable, net:
Trade	2,130	1,239
Other	560	843
Prepaid expenses	209	347
Inventories	4	4
Total current assets	18,708	19,427

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities	105	544
Long-term bank deposits	98	101
Severance pay fund	1,439	1,642
Deferred income taxes	34	32
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	164	202
GOODWILL	5,430	5,430
Total assets	$25,978	$27,378

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$147	$113
Other	1,501	837
Deferred revenues	1,788	3,556
Total current liabilities	3,436	4,506

LONG TERM LIABILITIES:
Deferred revenues	43	138
Employee rights upon retirement	1,517	1,712
Total liabilities	4,996	6,356

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	26,404	26,180
Accumulated other comprehensive loss	(877)	(804)
Accumulated deficit	(3,084)	(2,854)
Treasury shares	(1,515)	(1,554)
Total shareholders’ equity	20,982	21,022
Total liabilities and shareholders’ equity	$25,978	$27,378

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Year
	Ended December 31,		Ended December 31,
	2018	2017	2018	2017
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,440	$1,574	$5,134	$5,612
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18	26	84	104
Deferred income taxes, net	(1)	63	(2)	63
Accrued severance pay	39	(116)	113	(145)
Realized loss (gain) on sale of marketable securities	(32)	(2)	(32)	25
Unrealized loss from marketable securities, net	45	3	78	30
Employees share-based compensation expenses	73	47	224	182
Gain on disposal of subsidiary	-	-	-	(893)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(941)	303	(750)	(141)
Other	(55)	(335)	286	(680)
Decrease (increase) in prepaid expenses and deferred cost of revenues	243	164	138	(28)
Decrease in inventories	-	1	-	1
Increase (decrease) in accounts payable and accruals:
Trade	45	(40)	34	62
Other	(83)	(560)	664	(396)
Increase (decrease) in deferred revenues	(238)	(366)	(1,569)	(1,050)
Net cash provided by operating activities	553	762	4,402	2,746

Cash flows from investing activities:
Purchase of property and equipment	(1)	(47)	(46)	(71)
Severance pay funds	(45)	39	(105)	93
Proceeds from (investment in) marketable securities	504	(376)	1,448	(1,124)
Proceeds from sale of marketable securities	398	-	398	326
Investment in short-term bank deposits	(577)	(670)	(2,612)	(1,170)
Proceeds from sale of subsidiary	-	-	-	1,169
Net cash provided by (used in) investing activities	279	(1,054)	(917)	(777)

Cash flows from financing activities:
Employee stock options exercised and paid	-	-	39	53
Dividend paid	-	-	(5,799)	(6,173)
Net cash (used in) financing activities	-	-	(5,760)	(6,120)

Increase (decrease) in cash and cash equivalents	832	(292)	(2,275)	(4,151)
Balance of cash and cash equivalents at beginning of period	1,907	5,306	5,014	9,165
Balance of cash and cash equivalents at end of period	$2,739	$5,014	$2,739	$5,014